Exhibit 1.1
SIEMENS

This edition of our Articles of Association,
prepared for the convenience of English-speaking
readers, is a translation of the German original.

Articles of Association of
Siemens Aktiengesellschaft

Updated as of October 2006

Part one
GENERAL PROVISIONS
§ 1
Siemens Aktiengesellschaft (the “Company”), formed as a partnership under the name Siemens & Halske in 1847, reorganized as a limited partnership in 1889 and again as a stock corporation in 1897, has its registered offices in Berlin and Munich.
§ 2
1.	The object of the Company is:
a)	to manufacture, distribute and supply industrial products in the fields of electrical engineering and electronics, mechanical engineering, precision mechanics as well as related sectors of engineering, including research and development in these fields,

b)	to develop, plan, distribute, supply, assemble and commission trade-specific and customer-specific systems, solutions and facilities in the fields of electrical engineering and electronics, mechanical engineering, precision mechanics as well as related sectors of engineering,

c)	to render industrial and other business-related services.
2.	The Company may engage in business of any kind and take any and all measures related to, or which are directly or indirectly useful in promoting, the objects of the Company. The Company may operate both domestic and foreign factories; establish branch offices; found, acquire, consolidate with, or participate in other companies; conclude or participate in other management contracts; and enter into joint ventures.
§ 3
Notices of the Company required by law or these Articles of Association shall be published in the electronic German Federal Gazette (Bundesanzeiger). If another form of notice should be mandatorily required, such form shall replace the notice in the electronic German Federal Gazette.

Part two
CAPITAL STOCK; SHARES
§ 4
1.	The capital stock amounts to EUR 2,673,261,723, divided into 891,087,241 shares of no par value.

2.	The shares of stock shall be registered in the names of the holders. For purposes of recording the shares in the Company’s stock register, shareholders are required to submit to the Company the number of shares held by them and e-mail address if they have one and, in the case of individuals, their name, address and date of birth, or in the case of legal entities, their company name, business address and registered offices.

3.	The right of shareholders to have their ownership interests evidenced by document shall be excluded, unless such evidence is required under the regulations of a stock exchange on which the shares are listed. Collective share certificates may be issued.

4.	The capital stock is conditionally increased by up to EUR 566,229 nominal. The conditional capital increase shall be effected exclusively through the issuance of up to 188,743 new shares of stock registered in the names of the holders with entitlement to dividends as of the beginning of the fiscal year in which they are issued, and only to the extent to which former shareholders of Siemens Nixdorf Informationssysteme AG take advantage of the settlement offered to them following the integration of Siemens Nixdorf Informationssysteme AG into Siemens AG.

5.	The capital stock is conditionally increased by up to EUR 44,392,083 nominal. The conditional capital increase shall be effected through the issuance of up to 14,797,361 new shares of stock registered in the names of the holders with entitlement to dividends as of the beginning of the fiscal year in which they are issued, and only to the extent to which holders of stock options granted under the 1999 Siemens Stock Option Plan or the 2001 Siemens Stock Option Plan, in accordance with the authorization dated February 18, 1999 or February 22, 2001 respectively, exercise their Stock options (Conditional Capital 1999).

6.	The capital stock is conditionally increased by up to EUR 147,000,000 nominal. The conditional capital increase shall be effected exclusively through the issuance of up to 49,000,000 new shares of no par value registered in the names of the holders with entitlement to dividends as of the beginning of the fiscal year in which they are issued, and only to the extent to which holders of stock options granted under the 2001 Siemens Stock Option Plan, in accordance with the authorization dated February 22, 2001, exercise their Stock options (Conditional Capital 2001).

7.	The Managing Board is authorized to increase, with the approval of the Supervisory Board, the capital stock until January 21, 2009 by up to EUR 600,000,000 nominal through the issuance of up to 200,000,000 shares of no par value registered in the names of the holders against cash contributions and/or contributions in kind. The authorization may be implemented in installments. The Managing Board is authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the conditions of the share issue (Authorized Capital 2004).

The Managing Board is authorized to exclude, with the approval of the Supervisory Board, preemptive rights of shareholders in the event of capital increases against contributions in kind.

In the event of capital increases against cash contributions, shareholders are entitled to preemptive rights to subscribe for the new shares. The shares shall be underwritten by banks with the obligation that they must be offered to shareholders for purchase. However, the Managing Board is authorized to exclude, with the approval of the Supervisory Board, any preemptive rights of shareholders in the event of capital increases against cash contributions,
–	in order to make use of any residual amounts after excluding preemptive rights of shareholders thereon;

–	in order to grant holders of bonds with warrants or convertible bonds issued by Siemens AG or any of its subsidiaries — as antidilution protection — preemptive rights to subscribe for new shares to the same extent as they would be entitled to after exercising their option or conversion rights or after fulfilling conversion obligations;

–	if the issue price of the new shares is not significantly lower than their stock market price and the total of the shares issued in accordance with the provisions of § 186.3, 4th sentence, of the German Stock Corporation Act (against contributions in cash, with preemptive rights of shareholders excluded) does not exceed 10% of the capital stock at the time of using this authorization. This limit includes shares issued or disposed of by direct or mutatis mutandis application of these provisions during the term of this authorization until the time of using it. The limit also includes shares that were issued or are to be issued to service bonds with conversion or option rights granted in accordance with the above provisions at the time of using this authorization.
8.	The capital stock is conditionally increased by EUR 733,522,410 The conditional capital increase shall be effected through the issuance of up to 244,507,470 shares of no par value registered in the names of the holders with entitlement to dividends as of the beginning of the fiscal year in which they are issued, and only to the extent to which holders of convertible bonds or warrants attached to bonds issued by Siemens AG or any of its subsidiaries until January 21, 2009, in accordance with the authorizations of the Managing Board by the Annual Shareholders’ Meetings on January 23, 2003 and January 22, 2004, exercise their conversion or option rights and no other forms of fulfillment are used to service these rights (Conditional Capital 2004).

9.	The Managing Board is authorized to increase, with the approval of the Supervisory Board, the capital stock until January 25, 2011 by up to €75,000,000 nominal through the issuance of up to 25,000,000 shares of no par value registered in the names of the holders against contributions in cash. The authorization may be implemented in installments. Preemptive rights of existing shareholders are excluded. The new shares shall be issued under the condition that they are offered exclusively to employees of Siemens AG and its subsidiaries, provided these subsidiaries are not listed companies themselves and do not have their own employee stock schemes. The Managing Board is authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the terms and conditions of the share issue (Authorized Capital 2006).
§ 5
In the event of liquidation, dissolution or winding up of the Company, all corporate assets shall be distributed to all shareholders in proportion to the ownership in the capital stock held by them.

§ 6
By subscription to or by otherwise acquiring shares or interim certificates for shares, the shareholder submits to the jurisdiction of the courts of the Company’s legal domicile in all disputes with the Company or its governing bodies.
Part three
CONSTITUTION AND ADMINISTRATION OF THE COMPANY
§ 7
The governing bodies of the Company are:
the Managing Board,
the Supervisory Board,
the Shareholders’ Meeting.
MANAGING BOARD
§ 8
1.	The Managing Board shall consist of more than one member. The Supervisory Board shall determine the number of members of the Managing Board.

2.	The Supervisory Board shall be empowered to appoint the members of the Managing Board, to enter into contracts for their employment, and to revoke their appointment. It shall also determine the assignment of functions to the various members of the Managing Board.

3.	The Company shall be legally represented by two members of the Managing Board, or by one member of the Managing Board jointly with a Prokurist.[1] Otherwise the Company shall be represented by Prokurists or other duly authorized signatories to the extent authorized by the Managing Board.
§ 9
The Supervisory Board may appoint a President of the Managing Board as well as a Vice President.

[1]	“Prokurist” is a holder of a special statutory authority, referred to as “Prokura”, granted in accordance with § 48 of the German Commercial Code.

§ 10
The members of the Managing Board shall be obligated to the Company to keep within the limitations which the Shareholders’ Meeting, these Articles of Association, the Supervisory Board or the rules of procedure have determined under the provisions of the law with regard to the managerial powers.
SUPERVISORY BOARD
§ 11
1.	The Supervisory Board shall have twenty members, ten elected by the Shareholders’ Meeting, and ten elected in accordance with the provisions of the German Codetermination Act.

2.	Unless otherwise specified at the time of their election, the term of office of the members of the Supervisory Board shall expire at the close of that Shareholders’ Meeting which is called upon to ratify the acts of the Supervisory Board for the fourth fiscal year after the beginning of their term of office. In this calculation there shall be excluded the fiscal year during which such term of office begins. The election of a replacement for a member retiring before the expiration of his term of office shall take effect for the remainder of the term of office of such retiring member; the same applies in the event an election is contested and must be held again.

3.	Substitute members may be elected for some or all of the shareholders’ members of the Supervisory Board, who shall replace, in an order determined at the time of their election, shareholders’ members of the Supervisory Board who have retired early or whose election has been successfully contested. If a substitute member replaces a retired member, his/her office shall expire at the end of the Shareholders’ Meeting at which a replacement is elected in accordance with Subsection 2 above, or at the latest when the term of office of the retired member would have expired. The election of substitute members for the employees’ members of the Supervisory Board shall be governed by the German Codetermination Act.

4.	Any member of the Supervisory Board may resign his/her office after giving notice. Such notice must be given one month in advance.
§ 12
1.	The Supervisory Board shall elect from among its members a Chairman and a First Deputy Chairman in accordance with the provisions of the German Codetermination Act and, additionally, a Second Deputy Chairman.

2.	In all cases in which a Deputy Chairman takes the chair because the Chairman is prevented from doing so, the Deputy Chairman shall have the same rights as the Chairman, except for the second vote accorded to the Chairman pursuant to the German Codetermination Act.

3.	In the event the Chairman or a Deputy Chairman retires from office during his/her term of office, a new election for such office shall take place without delay.

4.	The Chairman and the Deputy Chairmen may be removed only for important cause. The continuing disability of the Chairman or a Deputy Chairman shall be deemed to constitute an important cause. The removal of the Chairman or the Deputy Chairman elected in accordance with the provisions of the German Codetermination Act shall be subject to the same procedure as their election.
§ 13
1.	The Supervisory Board shall have all rights and obligations assigned to it by law and by these Articles of Association.

2.	The Supervisory Board may adopt purely formal amendments to these Articles of Association.

3.	The Managing Board shall report regularly to the Supervisory Board as prescribed by law. In addition, the Supervisory Board may at any time request a report on the Company’s affairs, on its legal and business relations with subsidiary companies and on such business transaction associated with these subsidiaries that may have a significant impact on the Company’s situation.

4.	The Supervisory Board may require that certain kinds of action taken by the Managing Board shall be subjected to its approval.

5.	To the extent permitted by law or by these Articles of Association, the Supervisory Board may delegate any of its rights and duties to its Chairman, to one of its members, or to committees appointed from among its members. If the Chairman of the Supervisory Board is a member of any such committee and if such committee is unable to reach a decision in two separate rounds of voting, then the Chairman of the Supervisory Board shall have the deciding vote.

6.	The Supervisory Board shall determine its own rules of procedure.

7.	If binding declarations must be made or received in order to carry out resolutions of the Supervisory Board, the Chairman or, in the event of his disability, a Deputy Chairman shall act for the Supervisory Board. Other documents and notices of the Supervisory Board shall be signed by the Chairman or a Deputy Chairman.
§ 14
The meetings of the Supervisory Board shall be announced at least two weeks in advance by the Chairman of the Supervisory Board or – if he or she is unable to do so – by a Deputy Chairman. This period may be reduced in urgent cases if no members of the Supervisory Board object. Invitations to the meetings may be issued in writing, by fax or by telephone. In other respects the statutory provisions governing the calling of meetings of the Supervisory Board shall apply, as well as the provisions of the rules of procedure of the Supervisory Board.

§ 15
1.	Meetings of the Supervisory Board shall be chaired by the Chairman of the Supervisory Board or – if he or she is unable to do so – by a Deputy Chairman.

2.	To constitute a quorum for any resolution it shall be necessary that at least half of the number of members of the Supervisory Board prescribed by law shall participate in the resolution. Decisions on matters not included on the original meeting agenda may be made only if no members of the Supervisory Board object.

3.	Supervisory Board members who are unable to attend a meeting of the Supervisory Board may authorize other members who will be present at the meeting to submit absentee ballots on their behalf. Members voting by absentee ballot shall be counted as participating for purposes of a quorum (see Subsection 2, Sentence 1, above).

4.	Meetings and resolutions may be conducted in writing and by telephone, by fax or by other means of telecommunication if the Chairman of the Supervisory Board so decides in an individual instance.

5.	To be adopted, resolutions shall require a majority of all votes cast, unless otherwise stipulated by law. The Chairman of the Supervisory Board shall have the deciding vote when the Supervisory Board is unable to reach a decision in two separate rounds of voting.
§ 16
Minutes shall be taken of all meetings of the Supervisory Board. These minutes shall be signed by the chairman of the meeting and by the individual taking the minutes.
§ 17
1.	The members of the Supervisory Board shall receive
(a)	A fixed compensation of EUR 50,000 p.a.;

(b)	An annual compensation based on the short-term success of the Company in the amount of EUR 150 per EUR 0.01 of earnings per share as disclosed in the consolidated financial statements exceeding a minimum amount of EUR 1.00. The minimum amount shall be increased annually by 10%, beginning with the fiscal year starting on October 1, 2005;

(c)	A long-term compensation payable after expiration of the then applicable five-year term of the Supervisory Board in the amount of EUR 50,000. The long-term compensation shall only be paid if earnings per share at the end of the term of office have increased by more than 50% compared to the beginning of the term of office.
Earnings per share on which the Supervisory Board’s remuneration is based are to be adjusted for significant extraordinary results.

Members of the Supervisory Board who have served on the Supervisory Board or a committee for only part of the fiscal year or term of office shall receive a pro rata compensation for every month of service started.

2.	The Chairman of the Supervisory Board shall receive double, and each Deputy Chairman shall receive one and one half times the amounts to be paid pursuant to Subsections 1(a) and 1(b). Furthermore, each member of the committees and additionally the chairmen of said committees shall receive a further one-half of the amounts to be paid pursuant to Subsections 1(a) and 1(b) The Chairman’s Committee, the Mediation Committee, and the Investment Committee are not included in this calculation.

3.	The remuneration pursuant to Subsections 1(a) and 1(b) shall be payable after the close of the annual shareholders’ meeting ratifying the acts of the Supervisory Board for the fiscal year ended before the meeting. The Company shall reimburse the members of the Supervisory Board for expenses incurred and for sales taxes to be paid on their remuneration.

4.	The members of the Supervisory Board shall be indemnified by the Company against third party claims to the extent permissible by law. For this purpose, the Company provides a group insurance policy for board members and employees of Siemens AG and its subsidiaries which covers personal liability for financial loss associated with supervisory or management functions.
SHAREHOLDERS’ MEETING
§ 18
1.	An Annual Shareholders’ Meeting shall be held within the first eight months of each fiscal year.

2.	The Shareholders’ Meeting shall be called by the Managing Board or the Supervisory Board.

3.	Shareholders whose combined shares amount to at least one twentieth of the capital stock may demand in writing the call of a Shareholders’ Meeting, stating the purpose and reasons for it. In the same way, shareholders whose combined shares represent a proportionate ownership of at least EUR 500,000 in the capital stock may demand that items be placed on the agenda for consideration at a Shareholders’ Meeting.

4.	A notice of Shareholders’ Meeting shall be given at least within the period prescribed by law.
§ 19
1.	Every share of stock shall have one vote.

2.	All shareholders of record who are registered in the Company’s stock register and have duly submitted notification of attendance shall be entitled to attend the Shareholders’ Meeting and exercise their voting rights.

3.	The notification of attendance shall be made in text form in the German or English language to the address designated for this purpose in the notice of Shareholders’ Meeting. Between the date of notification receipt and the date of the Shareholders’ Meeting must be at least six free days. Details of the notification of attendance shall be published in the bulletins of company announcements together with the notice convening the Shareholders’ Meeting.

4.	Shareholders of record or their proxies entitled to attend the Shareholders’ Meeting shall be issued with admission tickets and voting cards.
§ 20
Votes may also be cast by proxy.
If the proxy is neither an underwriting bank nor an association of shareholders, the authorization may be submitted in writing or by some means of electronic communication to be specified in more detail by the Company. The details relating to the issuance of such authorizations shall be published in the bulletin of company announcements together with the notice convening the Shareholders’ Meeting.
§ 21
1.	The Shareholders’ Meeting shall be chaired by the Chairman of the Supervisory Board or — if he or she is unable to do so — by a member of the Supervisory Board designated by the Chairman. If neither the Chairman nor another member of the Supervisory Board designated by him is present, then the chairman of the meeting shall be elected by the present shareholders’ members of the Supervisory Board.

2.	The chairman of the meeting shall direct the procedure of the Shareholders’ Meeting. He may, particularly in exercising rules of order, make use of assistants. He shall determine the sequence of speakers and the consideration of the items on the agenda; he may also, to the extent permitted by law, decide on the bundling of factually related resolution proposals into a single voting item, establish, at the beginning of or at any time during the Shareholders’ Meeting, a reasonable limit on the time allowed to speak or ask questions, or on the combined time to speak and ask questions, either for the entire duration of the Shareholders’ Meeting or individual items on the agenda or individual speakers and order the end of the debate to the extent necessary for the proper conduct of the Shareholders’ Meeting.

3.	The chairman of the meeting shall decide the order of the agenda and the sequence of voting. In case of the use of ballots or other such voting means he may decide that several items shall be put to the vote simultaneously.

4.	Shareholders not wishing to participate in a vote must, prior to the beginning of the voting, so notify the chairman of the meeting in the form prescribed by him. In calculating the voting results, only the negative votes and the abstentions shall be counted. Votes of shareholders present in person or by proxy who have neither announced their nonparticipation in the vote, nor cast a negative vote, nor abstained from voting, shall be counted as affirmative votes.

5.	The chairman of the meeting may alter the voting procedure set forth in Subsections 3 and 4 above and may also prescribe a different procedure, such as a voice vote or a show of hands.

6.	Provided this is announced in the notice to attend the Shareholders’ Meeting, the chairman of the meeting may also permit attendance of the Shareholders’ Meeting, transmission thereof and participation in the voting by electronic means, where permitted by law.

7.	Except for election of a replacement for a member of the Supervisory Board (§ 11 Subsection 2, Sentence 3, of these Articles of Association) a plurality of the votes shall determine the result of any election. In the event of a tie, a lot to be drawn by the chairman of the meeting shall decide.
§ 22
1.	Minutes of the Shareholders’ Meeting shall be taken by a German Notary.

2.	The minutes shall be conclusive for the shareholders among themselves and in relation to their proxies.

3.	The proxy statements need not be appended to the minutes.
§ 23
1.	The Shareholders’ Meeting shall resolve with binding force for all shareholders all matters referred to it by law.

2.	Except as otherwise provided by § 21, Subsection 7, of these Articles of Association with respect to elections, resolutions of the Shareholders’ Meeting shall require a simple majority vote, unless a greater majority is required by law.
Part four
ANNUAL FINANCIAL STATEMENTS, APPROPRIATION OF PROFITS
§ 24
1.	The fiscal year shall run from October 1st to September 30th of the following year.

2.	The Managing Board shall prepare the annual financial statements and the management report as well as the consolidated financial statements and the group management report for the past fiscal year and submit them to the auditors. Immediately after they have been prepared the Managing Board must submit said documents to the Supervisory Board together with the proposal for the appropriation of net income available for distribution which the Managing Board wishes to recommend to the Shareholders’ Meeting.

3.	The annual financial statements and management reports for the Company and the group, the report of the Supervisory Board and the proposal of the Managing Board for the appropriation of net income available for distribution shall be made available at the offices of the Company for inspection by shareholders from the date on which notice of the Shareholders’ Meeting is given.

4.	Each year the Shareholders’ Meeting, after having received the report to be prepared by the Supervisory Board, shall during the first eight months of the fiscal year determine on the appropriation of net income available for distribution, the discharge from responsibility of the Managing Board and the Supervisory Board, the appointment of the independent auditors and, in those cases provided for by law, the approval of the annual financial statements.
§ 25
1.	The annual net income available for distribution shall be employed for the equal distribution of a dividend to the shareholders in proportion to the ownership in the capital stock held by them, unless the Shareholders’ Meeting excludes such net income wholly or in part from distribution. The Shareholders’ Meeting can declare a non-cash dividend instead of or in addition to a cash dividend.

2.	In the event of an increase in the capital stock, the participation in such net income by the new shares need not conform with § 60.2 of the German Stock Corporation Act.